UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 13, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release: QUARTERLY REPORT: 31 MARCH 2013

Quarter 1 2013
Report
for the quarter ended 31 March 2013

Group results for the quarter….
· New CEO appointed to lead a strong and cohesive management team.
· AHE posted six-fold increase quarter-on-quarter despite $82/oz drop in gold price.
· Production of 899,000oz, up from 859,000oz the previous quarter.
· Total cash cost of $894/oz, better than guidance on improved cost controls.
· Tropicana, CC&V and Kibali projects on schedule and on budget.
· Balance sheet remains robust with significant liquidity headroom.
· Dividend maintained at 50 SA cents per share.

Quarter
Year
ended
ended
ended
ended
Mar
Dec
Mar
Dec
2013
2012
2012
2012
Restated
1
Restated
1
Restated
1
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
899
859
981
3,944
Price received
2
-
$/oz
1,636
1,718
1,692
1,664
Total cash costs
- $/oz
894
967
764
829
Total production costs
- $/oz
1,147
1,233
978
1,054
Financial review
Adjusted gross profit
3
-
$m
434
393
738
2,389
Gross profit
- $m
434
418
738
2,354
Profit (loss) attributable to equity shareholders
- $m
239
(174)
581
897
- cents/share
62
(45)
150
232
Headline earnings
- $m
259
120
569
1,208
- cents/share
67
31
147
312
Adjusted headline earnings
4
-
$m
113
19
447
988
- cents/share
29
5
116
255
Cash flow from operating activities
- $m
346
494
625
1,969
Capital expenditure
- $m
512
844
398
2,322
Notes: 1. Restated for changes in the Accounting Policies. Refer to note 13 of the financial statements.
2. Refer to note C "Non-GAAP disclosure" for the definition.
3. Refer to note B "Non-GAAP disclosure" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-
reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.

Operations at a glance
for the quarter ended 31 March 2013
oz (000)
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$/oz
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$m
Year-on-year
$m Variance
2
Qtr on Qtr
$m Variance
3
SOUTH AFRICA
327
7 91
896
6 (23)
154
(28) 62
Great Noligwa
24
41 71
1,108
(29) (19)
9
14 5
Kopanang
47
38 81
932
(20) (4)
20
11 7
Moab Khotsong
43
10 87
1,052
1 (23)
5
5 (1)
Mponeng
93
(16) 94
707
21 (24)
63
(43) 29
TauTona
4
57
6 111
1,070
20 (23)
20
(15) 27
First Uranium SA
5
24
- 71
825
- (31)
6
6 (26)
Surface Operations
38
(5) 90
793
8 (40)
31
(7) 21
CONTINENTAL AFRICA
276
(28) (27)
994
33 1
129
(206) (13)
Ghana
Iduapriem
41
(9) (7)
1,052
10 6
15
(10) (8)
Obuasi
49
(20) (36)
1,742
57 15
(30)
(56) 21
Guinea
Siguiri - Attr. 85%
62
11 (3)
998
6 (6)
38
(6) 17
Mali
Morila - Attr. 40%
6
15
(32) (25)
772
10 8
12
(9) (8)
Sadiola - Attr. 41%
6
19
(24) (30)
1,103
3 (13)
9
(5) (6)
Yatela - Attr. 40%
6
10
43 -
1,316
(19) (17)
2
2 3
Namibia
Navachab
14
(30) (22)
896
(12) (14)
6
(5) (1)
Tanzania
Geita
66
(55) (44)
389
17 (27)
69
(121) (35)
Non-controlling interests,
exploration and other
6
1 2
AUSTRALASIA
61
(10) 11
1,302
1 (11)
3
(14) 3
Australia
Sunrise Dam
61
(10) 11
1,247
2 (5)
7
(15) (2)
Exploration and other
(4)
1 5
AMERICAS
234
4 (9)
668
28 (5)
177
(59) 1
Argentina
Cerro Vanguardia - Attr. 92.50%
55
8 -
583
160 (23)
42
(26) 6
Brazil
AngloGold Ashanti Mineração
92
5 (18)
689
18 3
66
(11) -
Serra Grande
7
32
100 (14)
789
(9) 5
23
13 (7)
United States of America
Cripple Creek & Victor
55
(21) 4
643
11 (4)
43
(21) -
Non-controlling interests,
exploration and other
2
(13) 1
OTHER
(5)
(8) (22)
Sub-total
899
(8) 5
894
17 (8)
457
(315) 30
Equity accounted investments included above
(23)
11 11
AngloGold Ashanti
434
(304) 41
1
Refer to note B under "Non GAAP disclosure" for definition
2
Variance March 2013 quarter on March 2012 quarter - increase (decrease).
3
Variance March 2013 quarter on December 2012 quarter - increase (decrease).
4
As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.
5
Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.
6
Equity accounted joint ventures.
7
Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
1

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW

First-quarter adjusted headline earnings (AHE) were $113m, or 29 US cents per share in the three months to 31 March 2013, compared with $19m, or 5 US cents per share the previous quarter, and $447m, or 116 US cents per share a year earlier, in the first quarter of 2012.

“Our major projects remain on budget and on schedule to pour gold by year-end, improving the quality of the portfolio,” newly appointed Chief Executive Officer, Srinivasan Venkatakrishnan, known as Venkat, said. “Prudent capital allocation and tighter cost control will drive our strategy to deliver profitable ounces and sustainable free cash flow, whilst maintaining a strong balance sheet.”

The stronger performance relative to the previous quarter reflects the recovery from the strike action at the South Africa operations which hampered production towards the end of last year. The decline in AHE relative to the same period a year earlier reflects lower production and gold price along with higher cash operating costs during the quarter under review, as well as a once-off tax credit that boosted AHE a year earlier.

Net profit attributable to equity shareholders for the first quarter of 2013 was $239m, compared to a net attributable loss of
$174m the previous quarter and net profit of $581m in the first quarter of 2012.

Cash flow from operating activities declined 30% from $494m the previous quarter to $346m and compared to $625m in the first quarter of 2012. Total capital expenditure during the first quarter was $512m (including equity accounted joint ventures), compared with $844m the previous quarter and $398m in the first quarter of last year. Of the total capital spent, project capital expenditure during the quarter amounted to $269m. Free cash flow was negative at $237m mainly as a result of relatively high project capital levels, as the two most advanced projects –Tropicana and Kibali – moved towards completion anticipated in the fourth quarter of 2013. Work is well advanced to realise corporate cost savings of $50m by the second half of 2013 and a project team has been created to realise savings of ~$100/oz in direct operating costs. Exploration and evaluation activities during the quarter saw a much tighter focus with further opportunities discovered to lower costs without compromising the safety of employees or the long term optionality in the company’s portfolio.

Production was 899,000oz at a total cash cost of $894/oz, compared to 859,000oz at $967/oz the previous quarter and
981,000oz at $764/oz in the first quarter of 2012. Total cash costs were better than market guidance of $900/oz to $910/oz, despite production being adversely affected by roughly 20,000oz lost due to a lightning strike which interrupted power to the
West Wits operations for three days and caused rationing for several weeks while repairs to a damaged Eskom substation were completed.

Net debt at 31 March 2013 was $2.32bn, compared with $2.06bn at the end of the previous quarter. This net debt level is expected to increase over the next two quarters as investments in the new projects peak, whereafter their cash flow contribution is expected to reduce debt levels.

The principal factors that accounted for the increase in net debt level during the quarter were:

•      Capital expenditure on projects of $269m, the majority of which was spent on key projects at Tropicana, due to start production in the fourth quarter of 2013; Kibali, due to start production by year-end; and the expansion of Cripple Creek &
        Victor, which is scheduled to contribute additional production from 2015.
•      Sustaining capital, including ore-reserve development expenditure, of $243m.

AngloGold Ashanti’s statement of financial position (Balance Sheet) remains robust with diverse funding sources and well-
spaced maturities. It comprises the following principle facilities:

•      Rated bonds aggregating $1.75bn, comprising of $750m, 10-year notes maturing in 2022; $700m, 10-year notes maturing in 2020, $300m, 30-year notes maturing in 2040.
•      Convertible bond of $733m, at a strike price of $47.61, which matures in May 2014.
•      $750m undrawn bridge loan facility from a group of financial institutions, is earmarked solely for the redemption of the abovementioned convertible bond due in May of 2014, if needed. This facility matures in May 2014 and can be extended for an additional 12 months, to May 2015.
•      $1bn undrawn revolving credit facility, from a syndicate of 17 global financial institutions, due in 2017.
•      A$600m revolving credit facility, of which A$360m is drawn, from a syndicate of Australian and global financial institutions, due in December 2015. This facility is earmarked principally for the investment required to bring the Tropicana project to completion.
•      R1bn DMTN paper currently issued, which comprises of R300m, 3 month commercial paper maturing in July 2013 and
        R700m, 1 year commercial paper maturing in October 2013. (Another R9bn of headroom remains available under this programme).

•      R750m on-demand facility of which R500m is drawn.

With effect from 1 January 2013, AngloGold Ashanti adopted IFRIC 20 in relation to capitalisation of qualified deferred stripping costs and amortising the same with adequate componentisation. IFRIC 20 provides for a transition adjustment in respect of certain brought forward balances and such balances have been written off against reserves.

CORPORATE UPDATE

CEO appointment: On 8 May AngloGold Ashanti announced the appointment of Mr. Srinivasan Venkatakrishnan (Venkat) as
Chief Executive Officer effective immediately. Venkat has been with AngloGold Ashanti for nine years, most recently serving as the company’s Chief Financial Officer and joint interim CEO, alongside Mr. Tony O’Neill following the departure of the former
CEO at the beginning of April 2013. Mr. O’Neill will remain an executive director on the board and revert to his role as Executive
Vice President: Business and Technical Development. Venkat will also remain CFO of AngloGold Ashanti until further notice. A global search for a new CFO has been initiated.

Venkat has an extensive knowledge of the Company and its international portfolio of assets, as well as significant financial and capital markets expertise. In his role as CFO he has overseen funding for all of AngloGold Ashanti’s operating activities, giving him a detailed knowledge of all of the company’s mines and operating jurisdictions. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-term tenor and more favourable funding terms to the company’s credit profile. Venkat’s extensive experience will complement the impressive depth of AngloGold Ashanti’s existing operating and strategic talent.

Cost optimisation and portfolio review: As indicated in February, the company is tackling costs on several fronts. Capital has been rationed, exploration focused and operating and corporate costs coming under close scrutiny. Corporate costs declined by
24% to $65m, a decline which includes an element of seasonality. There remain more opportunities to further improve in this area, with annual corporate cost savings of $50m identified across all regions. Exploration and study costs also showed a marked decline of 36% to $79m.

Furthermore, a cost optimisation project led by Ron Largent, Executive Vice President: Americas, is well underway with an aim to deliver a sustainable annual reduction in AngloGold Ashanti’s operating cost base of about $100/oz over an 18 month period.
The project charter and governance structures are in place and will focus primarily on direct operating costs. Work is currently underway to leverage teams of cross-functional experts across the group to identify and prioritise key cost reduction opportunities. Geita, Siguiri, Moab Khotsong and Cuiaba are the pilot sites and will be followed by a rollout of the project across all operations. All reductions will be integrated into existing operating models and structures of Project ONE, and tracked and reconciled with financial systems to ensure delivery. Cost savings will be weighed against the impact on future production.

Capital expenditure update: AngloGold Ashanti’s main capital projects remain on track and on budget. These include
Tropicana in Australia, which is expected to pour gold in the fourth quarter of 2013, and Kibali, expected to pour gold by the end of the year. Furthermore, at CC&V, the high grade mill is expected to be commissioned in September 2014 and to deliver a gradual ramp up in production in 2015. Combined, Tropicana and Kibali are expected to deliver roughly 500,000 of new, higher quality ounces, improving the quality of production in the portfolio.

As indicated in November 2012, project capital expenditure has been suspended at Mongbwalu in the DRC (target exploration continues) and has been significantly slowed at Sadiola, in Mali. Additionally, the timing of the deepening projects at Mponeng and Moab Khotsong in South Africa are being assessed, while technological initiatives in the region are being fast-tracked to bring forward production from hard-to-access, higher margin areas.

Evolving labour union landscape in the South Africa Region: The emergence of the Association of Mineworkers and
Construction Union, a relative newcomer to the Group’s South African operations and the gold sector as a whole, may have impacted productivity as employees changed union affiliations and rivalry with the established National Union of Mineworkers increased. This was evidenced during the quarter by sporadic, unprotected work interruptions at some operations and some incidents of violence and intimidation. AngloGold Ashanti has demonstrated consistently that it rejects violence and intimidation and is committed to safety, the rule of law, freedom of association for all employees, and structured collective bargaining relationships with all representative unions and worker associations. While the company remains committed to a constructive dialogue with bona fide labour unions, it will not tolerate illegal behaviour or intimidation of any kind by any employees or organisations forcing others to abrogate their responsibilities and discharge their duties to the organisation.

DIVIDEND

The Board has maintained a dividend of 50 South African cents per share (approximately 6 US cents per share) for the first quarter.

SAFETY

Tragically, there were three fatalities in the quarter ended 31 March. The AIFR (All Injury Frequency Rate) for AngloGold
Ashanti has improved to 7.92 from 8.17 per million hours worked year-on-year. During the quarter, Project ONE safety transformation initiatives continued to yield benefits. Advanced Incident Investigation Programme training sessions have taken place throughout 2011 and 2012. Going forward, training will focus on sustaining this competence and broadening it to other disciplines. Delivery of Incident Investigation Programme training continues to be a focus with South Africa having conducted four sessions this quarter and CAR completing two sessions and having scheduled a further two in the second quarter of 2013.
To date 583 individuals have participated in incident investigation training.

OPERATING REVIEW

The South African operations produced 327,000oz at a total unit cash cost of $896/oz in the three months to 31 March 2013, compared with 171,000oz at a total cash cost of $1,166/oz the previous quarter and 306,000oz at a total cash cost of $849/oz in the first quarter of 2012. The region continued its recovery from the unprotected strike of the second half of last year, as well as from the annual holiday shutdown and resultant ramp-up, which makes the first quarter seasonally weak for these operations.
Safety-related stoppages continued to weigh on production, as did a decline in grades across the region. Output at the West
Wits mines was also impacted by a lightning strike at a major Eskom regional substation which cut power supplies to Mponeng,
TauTona and surrounding mines for three days, resulting in a production loss of about 20,000oz. Electricity supply to these mines was rationed in the weeks that followed, while repairs to Eskom’s electricity transmission structure were completed.

At the West Wits operations, quarterly performance was also adversely affected by increased seismic activity and the ongoing safety stoppages. Production for the region was 150,000oz at $845/oz compared with 175,000oz at $698/oz in same quarter last year. TauTona faced increased costs related to improved safety measures in case of fall of ground incidents, including additional netting and bolting support and the installation of a full metal support prop in certain areas. At Mponeng, yield fell by 36% to 7.16g/t due to the higher intake of marginal surface ore throughput during safety stoppages, as plants remained operational during this period.

The Vaal River operations experienced a more positive quarter as gold output increased year-on-year by 27% to 114,000oz, from
90,000oz in the first quarter of 2012. Cash costs decreased 15%, from $1,189/oz to $1,014/oz when compared to the first quarter of
2012. The successful implementation of a work management system and recovery plan at Great Noligwa resulted in increased vamping tonnage, following a drive to increase gold throughput from old areas. Fewer safety stoppages occurred at Kopanang and
Moab Khotsong in the current quarter compared to a year ago.

Surface operations, including the recently acquired Mine Waste Solutions, experienced a 55% year-on-year rise in production to
62,000oz. Total cash costs increased by 9% to $805/oz. There remained significant price pressure on reagents and also increased expenditure related to dust-control initiatives to improve environmental conditions. The Mine Waste Solutions operations contributed 24,000oz at a total cash cost of $825/oz during the quarter as the AngloGold Ashanti teams continued implementing management controls and systems and conducted work to enhance the infrastructure of these operations. This work is aimed at improving efficiencies and regulatory compliance.

The Continental Africa Region produced 276,000oz at a total cash cost of $994/oz in the first quarter of 2013, compared to
382,000oz at a total cash cost of $745/oz in the same period last year and 376,000oz at a total cash cost of $986/oz in the fourth quarter of 2012.

In Ghana, Iduapriem’s production decreased by 9% year-on-year to 41,000oz as a result of lower tonnage throughput following planned plant maintenance. Total cash costs consequently increased by 10% to $1,052/oz year-on-year. Production from Obuasi decreased year-on-year by 20% to 49,000oz due to numerous operational challenges including ventilation difficulties and restricted availability of developed reserves. This was partly offset by improved efficiency due to scheduled maintenance. Total cash costs consequently increased year-on-year by 57% to $1,742/oz from $1,112/oz.

At Obuasi, work continued on the mine transition plan with the board approving the new decline extension from surface to 26 Level.
This decline allows the legacy mine infrastructure to be supplemented and by-passed, fundamentally de-bottlenecking the operation and providing access to additional, new ore bodies. As the decline heading moves through the old mine, these areas will initially be taken offline, re-equipped and the workforce retrained in modern, highly productive and safe work methods. The project funding is contingent on meeting regular, short-term milestones and detailed execution plans. This is a thoroughly considered, incremental and relatively low-risk strategy utilising equipment and techniques commonly used throughout the world. Work on this decline commenced toward the end of 2012, enabled by the separation with the historical mining contract arrangement.
Another major challenge faced at Obuasi was the presence of significant numbers of illegal miners operating in the old workings in shallower parts of the mine and others who had penetrated active working areas. A successful national intervention against illegal mining was conducted by Ghanaian authorities in February and March 2013. It is estimated that the vast majority of the illegal activity has stopped and most of the access points to the underground operations have been identified and closed. While this early stage success of this initiative is welcomed and encouraging, ultimately it is crucial maintained over the long-term.

Siguiri’s production was 11% higher at 62,000oz, from 56,000oz in the same period last year, but 3% lower when compared to the previous quarter. The site had a 10% decrease in tonnage throughput, due to fewer operating days compared to the previous quarter. This was partly offset by an 8% increase in recovered grade due to sourcing ore from new higher grade areas. Total cash cost improved 6% from the previous quarter to $998/oz due to lower fuel cost and improvements in power and reagent usage efficiency.

At Morila in Mali, production decreased year-on-year by 32% and 25% from the previous quarter to 15,000oz reflecting a planned decrease in grade realised from the marginal stockpiles and a decrease in tonnage throughput. Total cash costs consequently increased by 8% from the previous quarter to $772/oz. At Sadiola, production decreased by 24% year-on-year to 19,000oz as a result of a decrease in tonnage throughput following a scheduled plant maintenance shutdown, fewer production shifts and a drop in recovered grade due to limited availability of oxide ore sources. Total cash costs improved from the previous quarter but were 3%
higher than a year earlier at $1,103/oz. Yatela’s production was 10,000oz. Total cash costs decreased year-on year by 19% to
$1,316/oz as a result of higher recovered grade and a lower mining cost due to shorter hauling distances.
In Namibia, Navachab’s production decreased by 30% year-on-year to 14,000oz as a result of lower recovered grade due to mining of lower grade areas. Total cash costs decreased 12% year-on-year to $896/oz.

In Tanzania, Geita’s production decreased by 55% year-on-year to 66,000oz, a 44% decrease compared to the previous quarter due to the planned replacement of the SAG mill. This was partly offset by feeding higher grade materials stockpiled in the previous quarter in anticipation of the mill replacement. Total cash costs increased by 17% to $389/oz year-on-year, a 27% decrease when compared to the previous quarter.

In the Americas Region, first quarter production was 234,000oz at a total cash cost of $668/oz compared to the corresponding period last year when the region produced 225,000oz at a total cash cost of $523/oz and 258,000oz at a total cash cost of $705/oz in the fourth quarter of 2012.

At Cripple Creek & Victor gold production declined by 21% year-on-year to 55,000oz, a 4% increase when compared to the previous quarter. Total cash costs rose 11% year-on-year to $643/oz, but down 4% compared to the previous quarter. While the grade and placed tonnage were virtually the same between the two periods, the depth at which the ore was placed on the VLF
(Valley Leach Facility) is significantly different. In 2012, tonnes were placed much closer to the liner resulting in much faster turnaround on ounces produced. In 2013, much of the ore placed is further from the liner resulting in a longer lag time before ounces were realized. Total cash costs rose 11% year-on-year to $643/oz, reflecting greater haul distances and higher unit costs for inputs.

At AngloGold Ashanti Mineração, production increased by 5% year-on-year to 92,000oz at a total cash cost of $689/oz which was 18% higher due to lower recovered grade and by-product credits. Production was also partially affected by lower-than-
planned sulphide feed grades as well as the impact of the rainy season on oxide feed. At Cuiaba, grades declined as narrow veins left behind previously were reclaimed. At Serra Grande, production increased year-on-year to 32,000oz (due to the acquisition of the other 50%), while total cash costs declined by 9% to $789/oz. The mine continued to see promising exploration results.

Cerro Vanguardia production increased 8% year-on-year to 55,000oz, flat from the previous quarter, with silver production at
722,000oz. The total cash cost was $583/oz, 23% compared to the previous quarter lower mainly reflecting higher by-product credit as a result of higher volume of silver sold and favourable stockpile movements as a consequence of lower treated tonnes and also higher stockpile value. Nevertheless, costs remain under pressure from higher inflation reflected in the payroll expense, as well as higher royalty payments linked to higher sales.

In Australia, production at Sunrise Dam for the quarter was 61,000oz at a total cash cost of $1,247/oz, compared to 55,000oz at total cash costs of $1,309/oz in the last quarter of 2012 and 68,000oz production at total cash costs of $1,218/oz a year ago.
Good progress was made on stabilising the Watu slip in the pit, which occurred in 2011 following the major rain event.
Stabilising this area will enable access to the high grade crown pillar at the base of the pit. During the quarter, the underground mine achieved a record annualised ore mining rate of more than 2 million tonnes per annum. Mill throughput was impacted by bearing failure on the mill motor and a higher proportion of harder underground ore.

UPDATE ON MAJOR CAPITAL PROJECTS

AngloGold Ashanti incurred capital expenditure of $512m (including equity-accounted joint ventures) during the quarter, of which $269m was spent on projects. Expenditure on project capital was $44m in the Americas, $110m in Continental Africa,
$82m in Australasia and $32m in South Africa.

The Tropicana Gold Project (AngloGold Ashanti 70% and manager, Independence Group NL 30%) remains on track to begin production in the fourth quarter of 2013. There were no lost time injuries for the quarter, the LTIFR for the project to date is 1.15 with no fatalities. All engineering and procurement activities are complete. Infrastructure construction is complete. Plant concrete has been completed, and structural, mechanical and electrical installations are well advanced. Mining is on schedule with first ore mining occurring during the quarter. The maintenance and plant operating teams have been assembled and are on track with their preparations for commissioning and operations. The estimated capital expenditure for Tropicana remains unchanged at between A$820-A$845m on 100% basis.

The Kibali project, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold
Resources (45%), has budgeted project capital expenditure of $982m on a 100% basis (including contingencies and escalation), to fund the development of the open pit and underground mines, as well as associated infrastructure, with first production of gold from the open pit targeted by year-end. By the end of March 2013, AngloGold Ashanti spent $343m towards
Kibali’s development. Significant progress has been recorded in following key schedule areas during the first quarter: diesel storage, conveyor tunnel and structures, crusher steelwork, mill installation, and CIL tanks. Open-pit mining rates have exceeded both planned tonnage and grade, and notable progress has been made on the sinking of the vertical shaft.

The CC&V MLE 2, currently at implementation stage is progressing well. The project expected to extend the mine life has now commissioned contractors for majority of the work. The piping in the manhole at the water pumping facility tank site has been completed and the piping has been tested. Construction of the water pumping facility necessary to deliver the required water for the mill is on-going and purchasing of the mill’s major equipment packages is nearly complete. During the quarter, significant work was performed in the areas of clearing, grubbing and mediation of underground workings under the construction of the
Valley Leach Facility (VLF2). The design for the re-routing of Highway 67 is complete. Construction of the toe berm started in
March. The budget and schedule continue to be well within the plans.

TECHNOLOGY UPDATE

The Technology Innovation Consortium has made significant progress during the quarter in the prototype development of key technologies that will establish the base for an automated mining method intended for use at AngloGold Ashanti’s deep-level underground mining operations. On the three key technologies:

Orebody Knowledge & Exploration (RC Drilling):
During the first quarter of 2013, modified drill bits and rods were tested, which resulted in increased advance rates and reduced mechanical issues. During the second quarter, further modifications are intended to improve the length of hole, or distance at which drilling can be extended optimally.

Reef Boring (Stoping):
In addition to the single hole that was completed in the strike-affected fourth quarter of 2012, another four holes were completed successfully in the first quarter of 2013. The drilling time for a 30m hole has been reduced by approximately 25%, due to improvements in machine efficiencies and application method. During the second quarter the intention is to further enhance drilling effectiveness by applying altered reamer (cutting) geometries. The design process for the first production machine, to be deployed in 2014, will commence in the second quarter and will incorporate lessons learned from the testing of the prototype machine.

Ultra High Strength Backfill (UHSB):
A significant milestone has been achieved with the placement of the first UHSB underground at TauTona Mine. During the first quarter of 2013, two holes have been successfully filled. Encouraging advancements in the mixing process have been achieved leading to reduced times and increased flexibility in application of the product. Going forward, testing will continue to verify the confidence of the new mixing process.

EXPLORATION

Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $108m
($52m on brownfield, $26m on greenfield and $30m on pre-feasibility studies), compared with $99m during the same quarter the previous year ($32m on brownfield, $33m on greenfield and $34m on pre-feasibility studies).

Brownfields exploration activities were heavily focused on key targets in the Continental Africa region during the first quarter in
Tanzania, Guinea, and the Democratic Republic of the Congo.

In Tanzania at Geita, a total of 74 diamond holes and 115 RC holes were drilled. Significant assay results were received during the quarter from Nyankanga (Cut 7 OP, Cut 8, Cut 10, Block 1, Block 2 and Block 4), Geita Hill West, Geita Hill East, Ridge 8,
Matandani and Kukuluma. Regional scale mapping by the exploration team continued in the Nyamulilima Terrain and along the southern edge of the Geita Greenstone Belt, while pit mapping at the Star & Comet, Ridge 8, Roberts, Kukuluma, Geita Hill and
Nyankanga deposits is continuing, with associated development of 3D models. The work to develop and refine the geological models for these areas continues, with improved understanding on the controls of mineralisation.

At Siguiri in Guinea, a total of 393 holes, totalling 37,134m, were completed. Infill drilling focused mainly on upgrading the oxide
Mineral Resources at Seguelen, Sokunu, Komatiguiya, Soloni and Silakoro. As anticipated, the drilling at Seguelen returned several good intersections.

At Kibali, two areas were identified in the KCD deposit as having a high potential for Mineral Resource conversion. The first was tested by a four-hole programme (2,237m) designed to test the continuity of grade and thickness of 9,000 lode mineralisation up plunge from existing stope positions. Gold assay results from the first three holes have been received and flag a continuation of thinner high grade mineralisation associated with the development of a broader low grade mineralised halo. For the second, three holes were drilled to test an area between the end of the current mineralisation wireframes for the 3,000 and 5,000 lodes, and drill hole DDD532, a step out hole that intersected significant values. The first hole commenced and was completed during the quarter at 801m and a second hole is in progress. Results are still pending but geological and structural interpretation indicates similarities with mineralised neighbouring holes.

Greenfield exploration activities were undertaken in five regions (Australia, Americas, Pacific, Sub-Saharan Africa and the
Middle East & North Africa) during the quarter. A total of 29,820 metres of diamond and RC drilling was completed on existing priority targets and used to delineate new targets in Colombia, Guinea, the Solomon Islands and the DRC. Expenditure this quarter was US$23.81m compared to US$40.86m in the last quarter of 2012.

In Colombia, exploration continued at the Nuevo Chaquiro and Tenedor targets at the Quebradona project, in joint venture with
B2Gold (AGA 80.5%). At Nuevo Chaquiro, a total of 3,888m of diamond drilling was completed and further long (>400m)
continuous intersections of copper-gold porphyry-style mineralisation were received. On the adjacent Tenedor target, diamond drilling commenced with 1,501m completed.

More than half of the metres drilled during the quarter were completed in Guinea, where exploration work continued on the
Kounkoun trend, within 35km of the Siguiri Mine, in Block 3, with infill and delineation drilling at KK1, KK3 and KK4 targets with a total of 16,412m completed. Diamond drilling, totalling 856m, and geophysical IP/ground magnetics also commenced in Block
4. Highlights for the quarter include two mineralisation structures intersected with a combined length of >7kms and mineralisation intersected from surface to over 200m depth with oxidation from 60 to 100m deep.

Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the
AngloGold Ashanti website (www.anglogoldashanti.com).

OUTLOOK

Gold production for the second quarter of 2013 is estimated at 900,000oz to 950,000oz. Total cash costs are estimated at between $900/oz-$950/oz at an average exchange rate of R9.16/$, BRL2.00/$, A$1.03/$ and AP5.19/$ and fuel at $102/barrel.
This includes the impact of public holidays over the period, as well as annual power tariff increases and winter power tariffs in
South Africa. Both cost and production estimates are subject to unfavourable revisions in light of recent labour related challenges experienced in South Africa.

Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk
Factors section in AngloGold Ashanti’s 2012 Form 20-F, filed with the United States Securities and Exchange Commission
(“SEC”) on 26 April 2013 and available on the SEC’s homepage at http://www.sec.gov.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2013
2012
2012
2012
US Dollar million
Notes
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
Revenue
2
1,518
1,490 1,794 6,632
Gold income
2
1,463
1,398 1,706 6,353
Cost of sales
3
(1,029)
(1,005) (968) (3,964)
Gain (loss) on non-hedge derivatives and other
commodity contracts
-
25 - (35)
Gross profit
434
418 738 2,354
Corporate administration, marketing and other
expenses
(65)
(85) (67) (291)
Exploration and evaluation costs
(79)
(124) (76) (395)
Other operating expenses
4
(1)
(6) (7) (47)
Special items
5
(25)
(402) 17 (402)
Operating profit (loss)
264
(199) 605 1,219
Dividends received
2
5
- - 7
Interest received
2
6
12 12 43
Exchange (loss) gain
(4)
- (2) 8
Finance costs and unwinding of obligations
6
(64)
(67) (49) (231)
Fair value adjustment on option component of
convertible bonds
9
17 43 83
Fair value adjustment on mandatory convertible
bonds
137
65 79 162
Share of equity-accounted investments' (loss)
profit
(7)
(42) 21 (30)
Profit (loss) before taxation
346
(214) 709 1,261
Taxation
7
(98)
46 (113) (346)
Profit (loss) for the period
248
(168) 596 915
Allocated as follows:
Equity shareholders
239
(174) 581 897
Non-controlling interests
9
6 15 18
248
(168) 596 915
Basic earnings (loss) per ordinary share (cents)
(1)
62
(45) 150 232
Diluted earnings (loss) per ordinary share (cents)
(2)
27
(57) 114 177
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter ended 31 March 2013 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer. The financial statements for the quarter ended 31 March
2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2013
2012
2012
2012
US Dollar million
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
Profit (loss) for the period
248
(168) 596 915
Items that may be reclassified subsequently to profit
or loss:
Exchange differences on translation of foreign
operations
(149)
(35) 95 (92)
Net (loss) gain on available-for-sale financial assets
(14)
(10) 1 (27)
Release on impairment of available-for-sale financial
assets
12
12 1 16
Deferred taxation thereon
2
2 - 6
-
4 2 (5)
Items that will not be reclassified to profit or
loss:
Actuarial loss recognised
-
(14) - (14)
Deferred taxation rate change thereon
-
- (9) (9)
Deferred taxation thereon
-
3 - 3
-
(11) (9) (20)
Other comprehensive (loss) income for
the period, net of tax
(149)
(42) 88 (117)
Total comprehensive income (loss) for the
period, net of tax
99
(210) 684 798
Allocated as follows:
Equity shareholders
90
(216) 669 780
Non-controlling interests
9
6 15 18
99
(210) 684 798
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2013
2012
2012
US Dollar million
Note
Reviewed
Restated
Unaudited
Restated
Reviewed
ASSETS
Non-current assets
Tangible assets
7,743
7,776 6,811
Intangible assets
321
315 228
Investments in equity-accounted associates and joint ventures
1,172
1,047 753
Other investments
147
167 196
Inventories
647
610 421
Trade and other receivables
48
79 80
Deferred taxation
93
97 55
Cash restricted for use
29
29 24
Other non-current assets
7
7 10
10,207
10,127 8,578
Current assets
Inventories
1,196
1,213 1,011
Trade and other receivables
466
472 410
Cash restricted for use
34
35 54
Cash and cash equivalents
680
892 1,216
2,376
2,612 2,691
Non-current assets held for sale
-
- 2
2,376
2,612 2,693
TOTAL ASSETS
12,583
12,739 11,271
EQUITY AND LIABILITIES
Share capital and premium 10
6,752
6,742 6,695
Accumulated losses and other reserves
(1,204)
(1,269) (1,132)
Shareholders' equity
5,548
5,473 5,563
Non-controlling interests
21
21 154
Total equity
5,569
5,494 5,717
Non-current liabilities
Borrowings
2,844
2,724 2,382
Environmental rehabilitation and other provisions
1,174
1,238 796
Provision for pension and post-retirement benefits
205
221 206
Trade, other payables and deferred income
2
10 14
Derivatives
1
10 50
Deferred taxation
1,063
1,084 1,126
5,289
5,287 4,574
Current liabilities
Borrowings
662
859 53
Trade, other payables and deferred income
929
979 720
Taxation
134
120 207
1,725
1,958 980
Total liabilities
7,014
7,245 5,554
TOTAL EQUITY AND LIABILITIES
12,583
12,739 11,271
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2013
2012
2012
2012
US Dollar million
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
Cash flows from operating activities
Receipts from customers
1,492
1,471 1,758 6,523
Payments to suppliers and employees
(1,094)
(960) (1,041) (4,173)
Cash generated from operations
398
511 717 2,350
Dividends received from equity-accounted joint ventures
8
18 20 72
Taxation refund
-
54 - 54
Taxation paid
(60)
(89) (112) (507)
Net cash inflow from operating activities
346
494 625 1,969
Cash flows from investing activities
Capital expenditure
(384)
(663) (356) (1,925)
Interest capitalised and paid
(4)
(5) (2) (12)
Expenditure on intangible assets
(13)
(28) (7) (79)
Proceeds from disposal of tangible assets
-
1 1 5
Other investments acquired
(32)
(17) (39) (97)
Proceeds from disposal of investments
27
13 36 86
Investments in equity-accounted associates and joint ventures
(150)
(132) (45) (349)
Proceeds from disposal of equity-accounted associates and joint ventures
5
- 20 20
Loans advanced to equity-accounted associates and joint ventures
-
(1) (15) (65)
Loans repaid by equity-accounted associates and joint ventures
-
1 - 1
Dividends received
5
6 - 7
Proceeds from disposal of subsidiary
1
6 - 6
Cash in subsidiary acquired
-
- - 5
Cash in subsidiary disposed
-
(31) - (31)
Acquisition of subsidiary and loan
-
- - (335)
Increase (decrease) in cash restricted for use
-
28 (18) (3)
Interest received
4
11 10 36
Loans advanced
-
(45) - (45)
Net cash outflow from investing activities
(541)
(856) (415) (2,775)
Cash flows from financing activities
Proceeds from issue of share capital
10
- - 2
Proceeds from borrowings
146
220 - 1,432
Repayment of borrowings
(95)
(5) (4) (217)
Finance costs paid
(37)
(56) (15) (145)
Acquisition of non-controlling interest
-
- - (215)
Revolving credit facility and bond transaction costs
(5)
(1) (8) (30)
Dividends paid
(26)
(22) (101) (236)
Net cash (outflow) inflow from financing activities
(7)
136 (128) 591
Net (decrease) increase in cash and cash equivalents
(202)
(226) 82 (215)
Translation
(10)
(5) 22 (5)
Cash and cash equivalents at beginning of period
892
1,123 1,112 1,112
Cash and cash equivalents at end of period
680
892 1,216 892
Cash generated from operations
Profit (loss) before taxation
346
(214) 709 1,261
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
-
(25) - 35
Amortisation of tangible assets
213
219 200 831
Finance costs and unwinding of obligations
64
67 49 231
Environmental, rehabilitation and other expenditure
(8)
(15) (5) (17)
Special items
30
389 2 402
Amortisation of intangible assets
2
1 1 4
Fair value adjustment on option component of convertible bonds
(9)
(17) (43) (83)
Fair value adjustment on mandatory convertible bonds
(137)
(65) (79) (162)
Interest received
(6)
(12) (12) (43)
Share of equity-accounted investments' loss (profit)
7
42 (21) 30
Other non-cash movements
(6)
8 28 79
Movements in working capital
(98)
133 (112) (218)
398
511 717 2,350
Movements in working capital
Increase in inventories
(39)
(115) (30) (324)
Decrease (increase) in trade and other receivables
18
70 (54) (110)
(Decrease) increase in trade and other payables
(77)
178 (28) 216
(98)
133 (112) (218)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2011 as
previously reported
6,689
171 (1,300) (2) 18 (78) (469) 5,029 137 5,166
Restated for IFRIC 20 adjustments
(1)
(46) (1) (47) (47)
Restated for IAS19R adjustments
(1)
(5) 5 - - -
Balance at 31 December 2011 -
restated
6,689
171 (1,351) (2) 18 (73) (470) 4,982 137 5,119
Profit for the period 581 581 15 596
Other comprehensive income (loss) 2 (9) 95 88 88
Total comprehensive income (loss)
-                               -                581                     -                  2                    (9)                   95                  669                 15                    684
Shares issued
6
6 6
Share-based payment for share awards
net of exercised
9 9 9
Dividends paid
(101) (101) (101)
Translation
7                     (7)
1 (3) (2) 2 -
Balance at 31 March 2012 - restated
6,695
187 (878) (2) 21 (85) (375) 5,563 154 5,717
Balance at 31 December 2012 as
previously reported
6,742
177
(823)
(2)
13
(98)
(562)
5,447
22
5,469
Restated for IFRIC 20 adjustments
(1)
26
26
(1)
25
Restated for IAS19R adjustments
(1)
(9)
9
-
-
Balance at 31 December 2012 -
restated
6,742
177
(806)
(2)
13
(89)
(562)
5,473
21
5,494
Profit for the period
239
239
9
248
Other comprehensive loss
(149)
(149)
(149)
Total comprehensive income (loss)
-                                -                239                     -                  -                       -                 (149)                  90                    9                    99
Shares issued
10
10
10
Share-based payment for share awards
net of exercised
(4)
(4)
(4)
Dividends paid
(21)
(21)
(21)
Dividends of subsidiaries
-
(9)
(9)
Translation
(11)
5
(1)
7
-
-
Balance at 31 March 2013
6,752
162
(583)
(2)
12
(82)
(711)
5,548
21
5,569
(1)
Refer Note 13.
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Segmental  reporting
Year ended
Mar
Dec
Mar
Dec
2013
2012
2012
2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
Gold income
South Africa
507
344 524 2,013
Continental Africa
535
651 723 2,609
Australasia
94
94 115 426
Americas
395
413 432 1,656
1,532
1,501 1,793 6,704
Equity-accounted investments included above
(69)
(103) (87) (351)
1,463
1,398 1,706 6,353
Gross profit
South Africa
154
117 182 651
Continental Africa
129
142 335 959
Australasia
3
- 17 78
Americas
177
176 236 736
Corporate and other
(5)
17 3 41
457
452 773 2,465
Equity-accounted investments included above
(23)
(34) (34) (111)
434
418 738 2,354
Capital expenditure
South Africa
101
187 106 583
Continental Africa
208
304 163 925
Australasia
101
189 42 369
Americas
98
163 84 409
Corporate and other
4
2 3 36
512
844 398 2,322
Equity-accounted investments included above
(97)
(142) (35) (303)
415
702 364 2,019
Mar
Dec
Mar
Dec
2013
2012
2012
2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
Gold production
South Africa
327
171 306 1,212
Continental Africa
276
376 382 1,521
Australasia
61
55 68 258
Americas
234
258 225 953
899
859 981 3,944
As at
As at
As at
Mar
Dec
Mar
2013
2012
2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Total assets
South Africa
2,841
3,082 2,301
Continental Africa
5,092
4,846 4,466
Australasia
1,143
1,045 753
Americas
2,880
2,878 2,615
Corporate and other
627
888 1,136
12,583
12,739 11,271
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Quarter ended
US Dollar million
oz (000)
Year ended

Notes
for the quarter ended 31 March 2013

1.
Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (Refer note 13).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of
Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008
(as amended) for the preparation of financial information of the group for the quarter ended 31 March 2013.
2.        Revenue
Quarter ended
Year ended
Mar
Dec
Mar                        Dec
2013
2012
2012                       2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
Gold income
1,463
1,398
1,706
6,353
By-products (note 3)
34
75
61
206
Dividends received
5
-
-
7
Royalties received (note 5)
10
5
16
23
Interest received
6
12
12
43
1,518
1,490
1,795
6,632
3.      Cost of sales
Quarter ended
Year ended
Mar
Dec
Mar                       Dec
2013
2012
2012                       2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
Cash operating costs
785
824
734
3,171
Insurance reimbursement
-
-
-
(30)
By-products revenue (note 2)
(34)
(75)
(61)
(206)
751
749
673
2,935
Royalties
37
22
48
164
Other cash costs
9
11
8
35
Total cash costs
797
782
728
3,134
Retrenchment costs
6
2
3
10
Rehabilitation and other non-cash costs
11
16
9
67
Production costs
814
800
740
3,211
Amortisation of tangible assets
213
219
200
831
Amortisation of intangible assets
2
1
1
4
Total production costs
1,029
1,020
941
4,046
Inventory change
-
(15)
27
(82)
1,029
1,005
968
3,964
4.      Other operating expenses
Quarter ended
Year ended
Mar
Dec
Mar                       Dec
2013
2012
2012                       2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
Pension and medical defined benefit provisions
4
2
5
37
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and diseases,
governmental fiscal claims and care and maintenance of
old tailings operations
(3)
4
2
10
1
6
7
47
Rounding of figures may result in computational discrepancies.

5.     Special items
Quarter ended
Year ended
Mar
Dec
Mar                     Dec
2013
2012
2012                    2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
Net impairment and derecognition of tangible assets (note 8)
1
354 - 356
Impairment of other investments (note 8)
12
12                           1
16
Impairment of other receivables
-
- - 1
Impairment reversal of intangible assets (note 8)
-
- (10) (10)
Net loss on disposal and derecognition of land, mineral
rights, tangible assets and exploration properties (note 8)
1
1                          2
15
Royalties received (note 2)
(10)
(5)
(16)                       (23)
Indirect tax expenses and legal claims
3
33                           6
40
Contract termination and settlement costs
-
21 - 21
Profit on partial disposal of Rand Refinery Limited (note 8)
-
(14) - (14)
Inventory write off due to fire at Geita
14
- - -
Legal fees and other costs related to MBC contract
termination
2
- - -
Settlement costs of a legal claim at First Uranium (Pty)
Limited
2
-                           -
-
25
402                        (17)                      402
6.      Finance costs and unwinding of obligations
Quarter ended
Year ended
Mar
Dec
Mar                      Dec
2013
2012
2012                    2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
Finance costs
49
47 34 167
Unwinding of obligations, accretion of convertible bonds and other discounts
15
20 15 64
64
67 49 231
7.       Taxation
Quarter ended
Year ended
Mar
Dec
Mar                    Dec
2013
2012
2012                    2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
South African taxation
Mining tax
17
(28) 26 54
Non-mining tax
-
8 - 18
(Over) under prior year provision
(1)
(3) 1 (3)
Deferred taxation
Temporary differences
10
27 12 65
Unrealised non-hedge derivatives and other
commodity contracts
-
7 - (10)
Change in estimated deferred tax rate
-
(8) - (9)
Change in statutory tax rate
-
- (131) (131)
25
2 (93) (16)
Foreign taxation
Normal taxation
54
56 127 354
Over prior year provision
-
(14) (1) (9)
Deferred taxation
Temporary differences
17
(90) 42 (21)
Change in statutory tax rate
-
- 38 38
72
(48) 206 362
98
(46) 113 346

Rounding of figures may result in computational discrepancies.

8.      Headline earnings
Quarter ended
Year ended
Mar
Dec
Mar                        Dec
2013
2012
2012                       2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
US Dollar million
The profit attributable to equity shareholders has been
adjusted by the following to arrive at headline earnings:
Profit (loss) attributable to equity shareholders
239
(174) 581 897
Net impairment and derecognition of tangible assets (note 5)
1
354 - 356
Impairment reversal of intangible assets (note 5)
-
- (10) (10)
Net loss on disposal and derecognition of land, mineral
rights, tangible assets, and exploration properties (note 5)
1
1 2 15
Impairment of other investments (note 5)
12
12 1 16
Profit on partial disposal of Rand Refinery Limited (note 5)
-
(14) - (14)
Net impairment (reversal) of investment in associates and
joint ventures
7
45 (2) 57
Loss on disposal of loan to joint venture
-
2 - 2
Special items of associates
-
-
(3)                        (4)
Taxation on items above - current portion
-
- - (1)
Taxation on items above - deferred portion
(1)
(106) - (106)
259
120 569 1,208
Headline earnings per ordinary share (cents)
(1)
67
31 147 312
Diluted headline earnings per ordinary share (cents)
(2)
32
15 112 251
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.

9.      Number of shares
Quarter ended
Year ended
Mar
Dec
Mar                      Dec
2013
2012
2012                     2012
Reviewed
Restated
Unaudited
Restated
Reviewed
Restated
Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000 600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000 4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000 5,000,000 5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue
383,626,668
383,320,962 382,399,018 383,320,962
E ordinary shares in issue
1,610,376
1,617,752 2,563,772 1,617,752
Total ordinary shares:
385,237,044
384,938,714 384,962,790 384,938,714
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
383,423,554
383,197,618 382,305,903 382,757,790
E ordinary shares
1,613,092
1,999,566 2,569,675 2,392,316
Fully vested options
2,038,229
1,232,070 1,970,339 1,616,239
Weighted average number of shares
387,074,875
386,429,254 386,845,917 386,766,345
Dilutive potential of share options
1,210,482
- 970,868 1,840,199
Dilutive potential of convertible bonds
18,140,000
18,140,000 33,524,615 33,524,615
Diluted number of ordinary shares
406,425,357
404,569,254 421,341,400 422,131,159

10.     Share capital and premium
As at
Mar
Dec                        Mar
2013
2012                       2012
Reviewed
Restated
Unaudited
Restated
Reviewed
US Dollar Million
Balance at beginning of period
6,821
6,782 6,782
Ordinary shares issued
11
46 6
E ordinary shares issued and cancelled
-
(7) -
Sub-total
6,832
6,821 6,788
Redeemable preference shares held within the group
(53)
(53) (53)
Ordinary shares held within the group
(11)
(10) (17)
E ordinary shares held within the group
(16)
(16) (23)
Balance at end of period
6,752                     6,742
6,695
Rounding of figures may result in computational discrepancies.

11.    Exchange rates
Mar
Dec                      Mar
2013
2012                     2012
Unaudited Unaudited             Unaudited
ZAR/USD average for the year to date
8.91
8.20 7.74
ZAR/USD average for the quarter
8.91
8.67 7.74
ZAR/USD closing
9.21
8.45 7.63

AUD/USD average for the year to date
0.96
0.97 0.95
AUD/USD average for the quarter
0.96
0.96 0.95
AUD/USD closing
0.96
0.96 0.96

BRL/USD average for the year to date
2.00
1.95 1.77
BRL/USD average for the quarter
2.00
2.06 1.77
BRL/USD closing
2.01
2.05 1.83

ARS/USD average for the year to date
5.01
4.55 4.34
ARS/USD average for the quarter
5.01
4.80 4.34
ARS/USD closing
5.12
4.92 4.38
12.    Capital commitments
Mar
Dec                       Mar
2013
2012                     2012
Reviewed
Restated
Unaudited
Restated
Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
1,210                    1,075                       370
(1)
Includes capital commitments relating to equity-accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
13.    Change in accounting policies
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 January 2013:
IFRS 7 Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
IFRSs Annual Improvements 2009 - 2011
IAS 1 Amendment – Presentation of Items of Other Comprehensive Income
IAS 19R Employee Benefits (revised)
IAS 27 Separate Financial Statements (Revised 2011)
IAS 28 Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:
IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group’s financial position or performance.

The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” and the
adoption of IAS 19 “Employee Benefits” (revised) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.

IAS 19 (revised) includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss;
expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.

In case of the Group, the transition to IAS 19R had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19R is explained in Note 13.2.
13.1   IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.

Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.

IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:

• The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
• The way in which any stripping activity assets are to be depreciated.

In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life-of-mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:

Transition

IFRIC 20 has been applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ending 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the ore body with which the predecessor stripping asset can be associated.

If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.

Impact of IFRIC 20

For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e.
1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to
31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and 31 December
2012:
1 January 2012
31 December 2012
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Accumulated losses
Opening balance
(1,300)
-
(1,300)
(823)
-
(823)
Derecognise deferred stripping balances not meeting the
requirements of IFRIC 20
-
(99)
(99)
-
(99)
(99)
Reversals of deferred stripping movements under previous
approach
-
18
18
-
8
8
Additional production stripping costs capitalised in terms of IFRIC
20
-
159
159
-
313
313
Amortisation of deferred stripping assets capitalised in terms of
IFRIC 20
-
(57)
(57)
-
(94)
(94)
Adjustment to inventory valuations as a result of deferred stripping asset adjustments
-
(66)
(66)
-
(74)
(74)
Effect on equity accounted investments' profit (loss)
-
(11)
(11)
-
(13)
(13)
Tax effect
-
10
10
-
(16)
(16)
Non-controlling interests
-
-
-
-
1
1
Adjusted opening accumulated losses
(2)
(1,300)
(46)
(1,346)
(823)
26
(797)
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
(2)
Adjusted opening accumulated losses before the impact of IAS 19R – refer 13.2.

Impact on the comparative information

The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 31 March 2012:
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Tangible assets
Opening balance – 1 January 2012
6,525
20
6,545
Reversals of deferred stripping movements under previous approach
7
(7)
-
Production stripping costs capitalised in terms of IFRIC 20
-
44
44
Amortisation of deferred stripping assets
-
(9)
(9)
Other movements in tangible assets
231
-
231
Adjusted closing balance - 31 March 2012
6,763
48
6,811
Reversals of deferred stripping movements under previous approach
3
(3)
-
Production stripping costs capitalised in terms of IFRIC 20
-
110
110
Amortisation of deferred stripping assets
-
(28)
(28)
Other movements in tangible assets
882
1
883
Adjusted closing balance - 31 December 2012
7,648
128
7,776
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

31 March 2012
31 December 2012

US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Inventory
Closing balance
1,083
-
1,083
1,287
-
1,287
Adjustment to inventory valuation as a result of deferred
stripping asset adjustments
-
(72)
(72)
-
(74)
(74)
Adjusted closing balance
1,083
(72)
1,011
1,287
(74)
1,213
(1)
The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarter ended
31 December 2012
Quarter ended
31 March 2012
Year ended
31 December 2012
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Profit or loss
Profit before taxation
(234)
-
(234)
689
-
689
1,171
-
1,171
Decrease/(increase) in
cash costs included in
cost of sales due to:
-
37
37
-
31
31
-
135
135
- Reversals of deferred
stripping movements
under previous
approach
-
(2)
(2)
-
(7)
(7)
-
(10)
(10)
- Production stripping
costs capitalised in
terms of IFRIC 20
-
29
29
-
44
44
-
154
154
- Adjustment to inventory
valuation as a result of
deferred stripping asset
adjustments
-
10
10
-
(6)
(6)
-
(9)
(9)
Increase in cost of sales
due to amortisation of
capitalised production
stripping costs in terms of
IFRIC 20
-
(13)
(13)
-
(9)
(9)
-
(37)
(37)
Effect on equity
accounted investments'
profit (loss)
-
2
2
-
(1)
(1)
-
(1)
(1)
Sub-total
(234)
26
(208)
689
21
709
1,171
97
1,268
Taxation
52
(7)
45
(111)
(3)
(113)
(322)
(26)
(348)
- Normal taxation
(15)
(3)
(18)
(156)
2
(153)
(413)
(1)
(414)
- Deferred taxation
67
(4)
63
45
(5)
40
91
(25)
66
Adjusted profit
(182)
19
(163)
578
18
596
849
71
920
(1)
The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Rounding of figures may result in computational discrepancies.

Quarter ended
31 December 2012
Quarter ended
31 March 2012
Year ended
31 December 2012
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Other comprehensive
income
Profit or loss as
previously reported (182) - (182) 578 - 578 849 - 849
Adjustment to profit or
loss as a result of
deferred stripping asset
adjustments
- 19 19 - 18 18 - 71 71
Other movements in
Other Comprehensive
Income
(47) - (47) 88 - 88 (122) - (122)
Adjusted total
comprehensive
income (loss) for the
period
(229)
19
(210)
666
18
684
727
71
798
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

13.2   Employee benefits
The Group operates defined benefit pension plans, which require contributions to be made to separately administered funds.
IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.
Impact of transition to IAS 19R:
No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders’ equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.
The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (Note 13.1) are set out below:
US Dollar million
1 January 2012
31 December 2012
Total Equity as previously reported
5,166 5,469
Effect of IFRIC 20 adjustments per 13.1 (46)                                   26
Adjustment to accumulated losses due to the requirements of IAS 19R (5) (9)
Adjustment to actuarial (losses)/gain due to the requirements of IAS 19R 5 9
Adjusted total equity
5,119
5,494

US Dollar million
Quarter ended
31 December 2012
Quarter ended
31 March 2012
Year ended
31 December 2012
Total comprehensive income
Opening balance per 13.1 (210) 684 798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19R
(7) - (7)
Deferred tax thereon 2 - 2
Decrease in other comprehensive loss due to the decrease in
actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19R
7 - 7
Deferred tax thereon (2) - (2)
Adjusted total comprehensive income
(210)
684
798
There was no impact on the Group’s consolidated statement of cash flows.

Rounding of figures may result in computational discrepancies.

13.3   Effect of Accounting Policy changes on earnings per share and headline earnings per share
Quarter ended
31 December 2012
Quarter ended
31 March 2012
Year ended
31 December 2012
Basic (loss)/earnings per ordinary share
Previously reported basic (loss)/earnings per ordinary share (cents)
(49)
146
215
(Decrease)/increase in basic (loss)/earnings per ordinary share (cents)
(4)
4
17
Restated basic (loss)/earnings per ordinary share (cents)
(45)
150
232
Diluted (loss)/earnings per ordinary share
Previously reported diluted (loss)/earnings per ordinary share (cents)
(1)
(60)
110
161
(Decrease)/increase in diluted (loss)/earnings per ordinary share (cents)
(3)
4
16
Restated diluted (loss)/earnings per ordinary share (cents)
(57)
114
177
Headline earnings per ordinary share
Previously reported headline earnings per ordinary share (cents)
28
142
296
Increase/(decrease) in headline earnings per ordinary share (cents)
3
5
16
Restated headline earnings per ordinary share (cents)
31
147
312
Diluted headline earnings per ordinary share
Previously reported diluted headline earnings per ordinary share (cents)
13
107
236
Increase/(decrease) in diluted headline earnings per ordinary share (cents)
2
5
15
Restated diluted headline earnings per ordinary share (cents)
15
112
251

(1)
The December 2012 quarter ended diluted loss per ordinary share has been corrected to take into account the earnings effect of the option component of the mandatory convertible bonds issued in September 2010. The impact of this correction increased diluted loss per ordinary share by 11 cents. The year ended 31 December 2012 diluted earnings per ordinary share is not impacted by this correction and thus not restated.

14.    Financial risk management activities
Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximately fair value.
Quarter
ended
Mar
2013
Quarter
ended
Dec
2012
Quarter
ended
Mar
2012
Carrying amount
3,506
3,583
2,435
Fair value
3,648
3,730
2,607

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk includes all derivatives carried in the statement of financial position.
Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.
The following inputs were used in the valuation of the conversion features of convertible bonds:
Quarter
ended
Mar
2013
Quarter
ended
Dec
2012
Quarter
ended
Mar
2012
Market quoted bond price
%
101.6
103.9
109.6
Fair value of bonds excluding conversion feature
%
101.6
102.6
102.9
Fair value of conversion feature
%
-
1.3
6.7
Total issued bond value
$m
732.5
732.5
732.5
The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).
Derivative assets (liabilities) comprise the following:
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Figures in million (US dollars)
March 2013
December 2012
March 2012
Embedded
derivatives
-                   (1)
-                   (1)                     -
(1)
Option component of convertible
bonds -
-
-
(9)
-
(49)
Total derivatives
-
(1)
-
(10)
-
(50)

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument
Level 1  Level    2 Level 3    Total   Level 1    Level 2    Level 3   Total   Level 1   Level 2     Level 3   Total
Figures in million
(US dollars)
March 2013
December 2012
March 2012
Assets measured at
fair
value
Available-for-sale
financial
assets
Equity securities
56
2
-
58
69
2
-
71
85
-
-
85
Liabilities measured at
fair
value
Financial liabilities at fair
value through profit or
loss
Option component of
convertible bonds
-
-
-
-
-
9
-
9
-
49
-
49
Embedded derivatives
-
1
-
1
-
1
-
1
-
1
-
1
Mandatory convertible
bonds
448
-
-
448
588
-
-
588
678
-
-
678

15.   Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 March are detailed below:
Contingencies and guarantees
Mar
2013
Mar
2012
Reviewed                         Reviewed
US Dollar                            Millions
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution
(2)
-
-
Indirect taxes – Ghana
(3)
25
14
ODMWA litigation
(4)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(5)
40
31
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(6)
161
91
Other tax disputes – Mineração Serra Grande S.A.
(7)
19
9
Tax dispute - AngloGold Ashanti Colombia S.A.
(8)
156
-
Contingent assets
Indemnity – Kinross Gold Corporation
(9)
(93)
-
Royalty – Boddington Gold Mine
(10)
-
-
Royalty – Tau Lekoa Gold Mine
(11)
-
-
Financial Guarantees
Oro Group (Pty)Limited
(12)
11
13
319
158
(1)    Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation
(MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.
(2)    Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(3)    Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $25m (2012: $14m).
Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(4)    ODMWA litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act,
1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer.
Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet
Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines
(Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January
1965. AngloGold Ashanti has filed a notice of intention to oppose the application.
In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9m. On 22 October 2012, AngloGold
Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the
Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The group is unable to estimate its share of the amounts claimed.
(5)   Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m (2012: $22m)
relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from
1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities.
These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax.
The amount involved is approximately $19m (2012: $9m). Management is of the opinion that these taxes are not payable.
(6)   Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of
Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately
$99m (2012: attributable share $56m) and $62m (2012: attributable share $35m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period.
In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council.
In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The company believes both assessments are in violation of federal legislation on sales taxes. A final hearing before the COMEX has been scheduled for 28 May 2013.
(7)   Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $19m (2012: attributable share $9m).
(8)   Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that it has applied the tax legislation correctly. The company is considering defending AGAC’s position. An estimated additional tax of $25m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $131m, based on Colombian tax law.
(9)   Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross
Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($127m at 31 March 2013 exchange rates) against the specific exposures discussed in items 6 and 7 above. At 31 March 2013, the company has estimated that the maximum contingent asset is $93m.
(10)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington
Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $68m (2012: $45m) have been recorded to date. Royalties of $8m (2012: $11m) were receivable during the quarter.
(11)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau
Lekoa assets. Royalties on 331,558oz produced have been received to date. Royalties of $1m (2012: $1m) were received during the quarter.
(12)   Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro
Group (Pty) Limited and one of its subsidiaries to a maximum value of $11m (2012: $13m). The probability of the non-
performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of
90 days.

16.    Concentration of risk

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:
2013
US Dollar millions
Recoverable value added tax 27
Recoverable fuel duties
(1)
34
Appeal deposits 4
(1)
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

17.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.

18.    Announcements

On 8 January 2013, the Board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mark Cutifani with effect from 1 April 2013. The Board further announced the appointment of the current Chief Financial Officer,
Mr Srinivasan Venkatakrishnan and Executive Vice President Business and Technical Development, Mr Anthony O’Neill as joint
Chief Executives, with Mr Venkatakrishnan responsible for all Finance and Corporate functions and Mr O’Neill responsible for all
Operations, Projects (including the company’s Enterprise Resource Planning programme and procurement) and Technical functions.
On 20 February 2013, AngloGold Ashanti released notice in terms of Section 45(5)(a) of the Companies Act No. 71 of 2008, that the Board of the Company has, on 14 February 2013, authorised the Company to provide financial assistance in terms of Section
45 of the Act and pursuant to the authority granted to the Board by the shareholders in general meeting on 16 November 2011.
On 21 February 2013, AngloGold Ashanti announced the appointment of Mr Anthony Martin O’Neill (Tony) as an executive director to its Board of Directors with effect from 20 February 2013.
On 11 March 2013, AngloGold Ashanti announced that, shareholders of the company approved all ordinary resolutions relating to amendments to the rules of the Bonus Share Plan and the Long Term Incentive Plan.
On 27 March 2013, AngloGold Ashanti announced that at the general meeting held on 27 March 2013, the shareholders approved the new Memorandum of Incorporation.
On 8 May 2013, AngloGold Ashanti announced the appointment of Mr Srinivasan Venkatakrishnan as Chief Executive Officer with immediate effect.

19.   Subsequent events
AngloGold Ashanti to sell Navachab mine

On 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia.

The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.

Management has selected a number of potential bidders who meet management’s qualifying criteria and asked them to submit binding bids by no later than 10 June 2013.

20.    Dividend
The salient details of Dividend No. 116 for the quarter and year-ended 31 December 2012 paid by AngloGold Ashanti Limited
(Registration Number 1944/017354/06) is shown below:
Rate of
Exchange
Gross
dividend
declared
Withholding
tax at
15%
Net
dividend
paid
Date of
Payment
2013
South African cents per ordinary share - 50 7.5
42.5     28 March 2013
UK pence per ordinary share R13.79642/£1 3.624 0.544
3.081     28 March 2013
Australian cents per CHESS Depositary Interest (CDI) R1/A$0.1063 0.053150 0.007973
0.045177     28 March 2013
Ghana cedi per ordinary share R1/¢0.2117 0.10585 0.01588 0.08997 2 April 2013
Ghana cedi per Ghanaian Depositary Share (GhDS) R1/¢0.2117 0.0010585 0.0001588 0.0008997 2 April 2013
US cents per American Depositary Share (ADS) R9.36394/$1 5.3396 0.801 4.539 8 April 2013
Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Year and quarter ended 31 December 2012 Dividend No. E16 of 25 South African cents (gross), or 21.25 South African cents
(net) was paid to holders of E ordinary shares on 28 March 2013, being those employees participating in the Bokamoso ESOP and 25 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Interim Dividend No. 117 for the first quarter ended 31 March 2013 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April
2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (Gross)
50
Dividends tax rate applicable to shareholders liable to pay the dividend tax 15%
STC credits utilised in South African cents Nil
Rate in South African cents (Net) where dividend tax at 15% is payable 42.5
The ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is 383 719 517
The E-ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is 1 597 250
AngloGold Ashanti Limited’s tax reference number 9640006608
In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2013
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 23 May
Last date to trade ordinary shares cum dividend Friday, 24 May
Last date to register transfers of certificated securities cum dividend Friday, 24 May
Ordinary shares trade ex-dividend Monday, 27 May
Record date Friday, 31 May
Payment date Friday, 14 June
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with further requirements of Strate, between Monday, 27 May 2013 and Friday, 31 May 2013, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2013
Ex-dividend on New York Stock Exchange Wednesday, 29 May
Record date Friday, 31 May
Approximate date for currency conversion Friday, 7 June
Approximate payment date of dividend Monday, 24 June
Assuming an exchange rate of R9.0745/$, the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2013
Last date to trade and to register GhDSs cum dividend Friday, 24 May
GhDSs trade ex-dividend Monday, 27 May
Record date Friday, 31 May
Approximate payment date of dividend Monday, 17 June
Assuming an exchange rate of R1/0.21903¢, which is subject to a 15% South African withholding tax, the dividend payable per share is equivalent to 0.1095 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Interim Dividend No. E17, for the quarter ended 31 March 2013 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These
dividends will be paid on Friday, 14 June 2013.
Withholding tax: Shareholders are reminded that a 15% withholding tax on dividends and other distributions to shareholders became effective on 1 April 2012. This withholding tax, which was announced by the South African Government on 21 February 2007,
replaces the Secondary Tax on Companies. The company’s share registrars have communicated the process to all shareholders. If you have not had any correspondence, please contact the company secretary on companysecretary@anglogoldashanti.com.
By order of the Board
T T MBOWENI
S VENKATAKRISHNAN
Chairman Chief
Executive
Officer
10 May 2013

Non-GAAP disclosure
A
Mar
Dec
Mar
Dec
2013
2012
2012
2012
Unaudited
Restated
Unaudited
Restated
Unaudited
Restated
Unaudited
Headline earnings (note 8)
259
120 569 1,208
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts
-
(25) - 35
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
-
7 - (10)
Fair value adjustment on option component of convertible bonds
(9)
(17) (43) (83)
Fair value adjustment on mandatory convertible bonds
(137)
(65) (79) (162)
Adjusted headline earnings
113
19 447 988
Adjusted headline earnings per ordinary share (cents)
(1)
29
5 116 255
(1) Calculated on the basic weighted average number of ordinary shares.
B
Mar
Dec
Mar
Dec
2013
2012
2012
2012
Unaudited
Restated
Unaudited
Restated
Unaudited
Restated
Unaudited
Reconciliation of gross profit to adjusted gross profit:
(1)
Gross profit
434
418 738 2,354
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts
-
(25) - 35
Adjusted gross profit
(1)
434
393 738 2,389
(1) Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
C
Price received
Mar
Dec
Mar
Dec
2013
2012
2012
2012
Unaudited
Restated
Unaudited
Restated
Unaudited
Restated
Unaudited
Gold income (note 2)
1,463
1,398 1,706 6,353
Adjusted for non-controlling interests
(22)
(19) (52) (135)
1,441
1,379 1,654 6,218
Realised loss on other commodity contracts
7
5
-
10
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
69
103 88 351
Attributable gold income including realised non-hedge
derivatives
1,517
1,487 1,742 6,579
Attributable gold sold - oz (000)
927
865 1,029 3,953
Revenue price per unit - $/oz
1,636
1,718 1,692 1,664
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
Quarter ended
US Dollar million
Quarter ended
US Dollar million / Imperial
Year ended
Year ended
Quarter ended
Year ended
Adjusted gross profit
US Dollar million

Mar
Dec
Mar
Dec
2013
2012
2012
2012
Unaudited
Restated
Unaudited
Restated
Unaudited
Restated
Unaudited
D
Total costs
Total cash costs (note 3)
797
782 728 3,134
Adjusted for non-controlling interests and non-gold producing companies
(39)
(14) (31) (94)
Associates and equity accounted joint ventures' share of total cash costs
46
64 53 230
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
804
831 750 3,270
Retrenchment costs (note 3)
6
2 3 10
Rehabilitation and other non-cash costs (note 3)
11
16 9 67
Amortisation of tangible assets (note 3)
213
219 200 831
Amortisation of intangible assets (note 3)
2
1 1 4
Adjusted for non-controlling interests and non-gold producing companies
(6)
(12) (5) (31)
Associates and equity accounted joint ventures' share of production costs
1
2 2 7
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,031
1,059 960 4,158
Gold produced - oz (000)
899
859 981 3,944
Total cash cost per unit - $/oz
(1)
894
967 764 829
Total production cost per unit - $/oz
1,147
1,233 978 1,054
E
EBITDA
Operating profit
264
(199) 605 1,219
Amortisation of tangible assets (note 3)
213
219 200 831
Amortisation of intangible assets (note 3)
2
1 1 4
Net Impairment and derecognition of tangible assets (note 5)
1
354 - 356
Impairment reversal of intangible assets (note 5)
-
- (10) (10)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
-
(25) - 35
Share of associate and joint ventures' EBITDA
10
13 31 67
Impairment of investments (note 5)
12
12 1 16
Net loss on disposal and derecognition of assets (note 5)
1
1 2 15
Profit on disposal of subsidiary Rand Refinery Limited (note 5)
-
(14) - (14)
503
362 830 2,519
F
Interest cover
EBITDA (note E)
503
362 830 2,519
Finance costs (note 6)
49
47 34 167
Capitalised finance costs
4
4 2 12
53
51 36 179
Interest cover - times
9
7 23 14
As at
As at
As at
Mar
Dec
Mar
2013
2012
2012
Unaudited
Restated
Unaudited
Restated
Unaudited
G
Net asset value - cents per share
Total equity
5,569
5,494 5,717
Mandatory convertible bonds
448
588 678
6,017
6,082 6,395
Number of ordinary shares in issue - million (note 9)
385
385 385
Net asset value - cents per share
1,562
1,580 1,661
Total equity
5,569
5,494 5,717
Mandatory convertible bonds
448
588 678
Intangible assets
(321)
(315) (228)
5,696
5,767 6,167
Number of ordinary shares in issue - million (note 9)
385
385 385
Net tangible asset value - cents per share
1,479
1,498 1,602
H
Net debt
Borrowings - long-term portion
2,844
2,724 1,705
Borrowings - short-term portion
214
271 51
Total borrowings
(1)
3,058
2,995 1,756
Corporate office lease
(29)
(31) (35)
Unamortised portion of the convertible and rated bonds
33
53 56
Cash restricted for use
(63)
(64) (78)
Cash and cash equivalents
(680)
(892) (1,216)
Net debt excluding mandatory convertible bonds
2,319
2,061 483
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note G).
Quarter ended
US Dollar million / Imperial
Year ended
(1)
The total cash cost of $967/oz for the December 2012 quarter includes $157/oz relating to the impact of the strike in South Africa. For the year, the cash cost of $829/oz includes $33/oz for the impact of the strike.
US Dollar million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
188 - - - 188
Mined - 000 tonnes 1,176 397 456 766 2,794
Milled / Treated - 000 tonnes 1,163 324 436 810 2,732
Recovered grade - oz/ton 0.207 0.135 0.097 0.146 0.163
- g/tonne 7.08 4.63 3.34 5.01 5.58
Gold produced - oz (000) 265 48 47 130 490
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 8,702 59 - - 8,761
Recovered grade - oz/ton 0.007 0.019 - - 0.007
- g/tonne 0.22 0.67 - - 0.23
Gold produced - oz (000) 63 1 - - 64
OPEN-PIT OPERATION
Volume mined - 000 bcm - 15,027 1,541 - 16,568
Mined - 000 tonnes - 35,518 3,567 5,498 44,582
Treated - 000 tonnes - 5,161 315 239 5,715
Stripping ratio - ratio - 4.58 40.70 19.07 5.63
Recovered grade - oz/ton - 0.038 0.040 0.151 0.043
- g/tonne - 1.31 1.38 5.17 1.47
Gold produced - oz (000) - 217 14 40 271
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,206 - 15,937 17,142
Placed - 000 tonnes - 256 - 5,467 5,723
Stripping ratio - ratio - 27.75 - 2.08 2.29
Recovered grade - oz/ton - 0.034 - 0.012 0.013
- g/tonne - 1.17 - 0.40 0.44
Gold placed - oz (000) - 10 - 71 81
Gold produced - oz (000) - 10 - 64 74
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.23 7.48 41.72 15.75 6.88
TOTAL
OPERATING RESULTS
QUARTER ENDED MARCH 2013
Subsidiaries' gold produced - oz (000) 327 231 61 234 854
Joint ventures' gold produced - oz (000) - 45 - - 45
Attributable gold produced - oz (000) 327 276 61 234 899
Minority gold produced - oz (000) - 11 - 4 15
Subsidiaries' gold sold - oz (000) 314 273 58 241 885
Joint ventures' gold sold - oz (000) - 42 - - 42
Attributable gold sold - oz (000) 314 315 58 241 927
Minority gold sold - oz (000) - 11 - 4 15
Spot price - $/oz 1,632 1,632 1,632 1,632 1,632
Price received - $/oz sold 1,638 1,635 1,629 1,634 1,636
Total cash costs - $/oz produced 896 994 1,302 668 894
Total production costs - $/oz produced 1,123 1,278 1,525 926 1,147
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 507 535 94 395 - 1,532 (69) 1,463
Cash costs (303) (286) (79) (206) (4) (878) 46 (831)
By-products revenue 10 1 - 24 - 35 - 34
Total cash costs (293) (286) (79) (182) (4) (843) 46 (797)
Retrenchment costs (2) (3) - (1) - (5) 1 (6)
Rehabilitation and other non-cash costs (4) (5) - (3) - (12) - (11)
Amortisation of assets (69) (72) (14) (61) (1) (216) 2 (215)
Total production costs (368) (365) (93) (247) (5) (1,077) 49 (1,029)
Inventory change 14 (41) 1 28 - 2 (2) -
Cost of sales (354) (407) (91) (219) (5) (1,075) 46 (1,029)
Adjusted gross profit (loss)
154
129
3
177
(5)
457
(23)
434
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
154
129
3
177
(5)
457
(23)
434
Corporate and other costs (1) (4) - (2) (61) (68) 2 (66)
Exploration and evaluation costs (3) (29) (12) (42) (3) (90) 11 (79)
Intercompany transactions - (24) (3) (1) 27 - - -
Special items (2) (19) 8 (10) (1) (25) 1 (25)
Operating profit (loss)
148
52
(4)
122
(44)
274
(10)
264
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (2) (2) 1 99 94 (1) 93
Exchange gain (loss) - (1) 1 (5) 1 (5) - (4)
Share of equity accounted investments profit - (1) - (1) (7) (9) 2 (7)
Profit (loss) before taxation 146 48 (6) 117 49 354 (9) 346
Taxation (27) (36) 1 (44) - (106) 9 (98)
Profit (loss) for the period
119
12
(5)
73
50
248
-
248
Equity shareholders 119 5 (5) 70 50 239 - 239
Non-controlling interests - 7 - 2 - 9 - 9
Operating profit (loss) 148 52 (4) 122 (44) 274 (10) 264
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 24 3 1 (27) - - -
Special items 2 - - 11 1 14 - 14 Special items 2 - - 11 1 14 - 14
Share of associates' EBIT - - - (1) - (1) 10 9
EBIT
150
76
(1)
132
(70)
287
-
287
Amortisation of assets 69 72 14 61 1 216 (2) 215
Share of associates' amortisation - - - - - - 2 2
EBITDA
219
148
12
193
(69)
503
-
503
Profit (loss) attributable to equity shareholders 119 5 (5) 70 50 239 - 239
Special items 2 - - 11 1 14 - 14
Share of associates' special items - 1 - - 6 7 - 7
Taxation on items above (1) - - - - (1) - (1)
Headline earnings (loss)
120
6
(4)
81
57
259
-
259
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (9) (9) - (9)
Fair value adjustment on mandatory
convertible bonds
- - - - (137) (137) - (137)
Adjusted headline earnings (loss)
120
6
(4)
81
(89)
113
-
113
Ore reserve development capital 55 9 5 23 - 92 - 92
Stay-in-business capital 13 89 14 30 4 151 (10) 141
Project capital 32 110 82 44 - 269 (87) 182
Total capital expenditure
101
208
101
98
4
512
(97)
415
Capitalised leased assets (18)
Expenditures on intangible assets (13)
Capital expenditure per statement of cash flows
384
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
124 - - - 124
Mined - 000 tonnes 760 434 482 788 2,464
Milled / Treated - 000 tonnes 715 464 433 811 2,423
Recovered grade - oz/ton 0.175 0.146 0.080 0.167 0.150
- g/tonne 5.99 5.01 2.74 5.74 5.14
Gold produced - oz (000) 138 75 38 150 400
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 5,415 61 - - 5,476
Recovered grade - oz/ton 0.006 0.019 - - 0.006
- g/tonne 0.19 0.65 - - 0.20
Gold produced - oz (000) 34 1 - - 35
OPEN-PIT OPERATION
Volume mined - 000 bcm - 15,544 1,898 - 17,442
Mined - 000 tonnes - 37,316 4,424 6,658 48,398
Treated - 000 tonnes - 6,311 350 259 6,920
Stripping ratio - ratio - 4.37 162.66 21.09 5.65
Recovered grade - oz/ton - 0.042 0.044 0.150 0.046
- g/tonne - 1.43 1.50 5.15 1.57
Gold produced - oz (000) - 290 17 43 349
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,842 - 15,488 17,330
Placed - 000 tonnes - 277 - 5,345 5,621
Stripping ratio - ratio - 6.08 - 2.11 2.31
Recovered grade - oz/ton - 0.054 - 0.012 0.014
- g/tonne - 1.87 - 0.41 0.49
Gold placed - oz (000) - 17 - 71 88
Gold produced - oz (000) - 10 - 65 75
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 2.32 10.67 38.54 16.40 6.81
TOTAL
OPERATING RESULTS
QUARTER ENDED DECEMBER 2012
Subsidiaries' gold produced - oz (000) 171 319 55 258 802
Joint ventures' gold produced - oz (000) - 57 - - 57
Attributable gold produced - oz (000) 171 376 55 258 859
Minority gold produced - oz (000) - 11 - 4 16
Subsidiaries' gold sold - oz (000) 202 309 55 240 805
Joint ventures' gold sold - oz (000) - 60 - - 60
Attributable gold sold - oz (000) 202 369 55 240 865
Minority gold sold - oz (000) - 10 - 4 14
Spot price - $/oz 1,717 1,717 1,717 1,717 1,717
Price received - $/oz sold 1,721 1,720 1,719 1,712 1,718
Total cash costs - $/oz produced 1,166 986 1,462 703 967
Total production costs - $/oz produced 1,298 1,348 1,688 919 1,233
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 344 651 94 413 - 1,501 (103) 1,398
Cash costs (253) (384) (81) (222) 19 (920) 64 (857)
By-products revenue 54 1 - 20 - 75 - 75
Total cash costs (200) (382) (80) (202) 19 (846) 64 (782)
Retrenchment costs (1) - - (1) - (2) - (2)
Rehabilitation and other non-cash costs 49 (50) (2) (12) - (15) (2) (16)
Amortisation of assets (71) (88) (11) (51) (2) (223) 3 (220)
Total production costs (222) (521) (93) (266) 17 (1,085) 66 (1,020)
Inventory change (29) 12 (1) 28 - 11 4 15
Cost of sales (251) (509) (94) (238) 17 (1,075) 70 (1,005)
Adjusted gross profit (loss)
92
142
-
175
17
426
(34)
393
Unrealised non-hedge derivatives and other
commodity contracts
25 - - - - 25 - 25
Gross profit (loss)
117
142
-
176
17
452
(34)
418
Corporate and other costs (3) (3) - (15) (70) (92) - (92)
Exploration and evaluation costs (4) (50) (23) (43) (6) (126) 2 (124)
Intercompany transactions - (24) (3) (1) 27 - - -
Special items (50) (349) 4 (18) 15 (398) (4) (402)
Operating profit (loss)
61
(284)
(22)
100
(17)
(163)
(36)
(199)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (4) 1 3 33 31 (3) 27
Exchange (loss) gain - (2) 1 (4) 5 (1) - -
Share of equity-accounted investments profit - (2) - (24) (46) (73) 31 (42)
Profit (loss) before taxation 59 (292) (21) 74 (26) (206) (8) (214)
Taxation (8) 71 8 (38) 4 38 8 46
Profit (loss) for the period
51
(221)
(13)
36
(21)
(168)
-
(168)
Equity shareholders 51 (218) (13) 34 (28) (174) - (174)
Non-controlling interests - (4) - 2 6 6 - 6
Operating profit (loss) 61 (284) (22) 100 (17) (163) (36) (199)
Unrealised non-hedge derivatives and other
commodity contracts
(25) - - - - (25) - (25)
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 24 3 1 (27) - - -
Special items 51 317 1 (16) 353 353 Special items 51 317 - 1 (16) 353 - 353
Share of associates' EBIT - - - (24) (2) (26) 36 10
EBIT
87
57
(19)
76
(63)
139
-
139
Amortisation of assets 71 88 11 51 2 223 (3) 220
Share of associates' amortisation - - - - - - 3 3
EBITDA
158
146
(9)
127
(61)
362
-
362
Profit (loss) attributable to equity shareholders 51 (218) (13) 34 (28) (174) - (174)
Special items 51 317 - 1 (16) 353 - 353
Share of associates' special items - 2 - - 44 47 - 47
Taxation on items above (14) (92) - - - (106) - (106)
Headline earnings (loss)
88
10
(13)
35
1
120
-
120
Unrealised non-hedge derivatives and other
commodity contracts
(25) - - - - (25) - (25)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
7 - - - - 7 - 7
Fair value adjustment on option component of
convertible bonds
- - - - (17) (17) - (17)
Fair value adjustment on mandatory
convertible bonds
- - - - (65) (65) - (65)
Adjusted headline earnings (loss)
70
10
(13)
34
(82)
19
-
19
Ore reserve development capital 46 11 3 23 - 83 - 83
Stay-in-business capital 80 106 21 84 2 292 (2) 290
Project capital 61 186 166 56 - 469 (140) 329
Total capital expenditure
187
304
189
163
2
844
(142)
702
Capitalised leased assets (11)
Expenditures on intangible assets (28)
Capital expenditure per statement of cash flows
663
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
163 - - - 163
Mined - 000 tonnes 1,105 416 242 529 2,292
Milled / Treated - 000 tonnes 994 444 253 594 2,285
Recovered grade - oz/ton 0.243 0.123 0.100 0.165 0.184
- g/tonne 8.33 4.23 3.42 5.67 6.30
Gold produced - oz (000) 266 60 28 108 462
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,851 229 - - 3,080
Recovered grade - oz/ton 0.013 0.004 - - 0.012
- g/tonne 0.44 0.14 - - 0.41
Gold produced - oz (000) 40 1 - - 41
OPEN-PIT OPERATION
Volume mined - 000 bcm - 14,626 733 - 15,359
Mined - 000 tonnes - 34,641 2,080 5,540 42,262
Treated - 000 tonnes - 5,862 648 209 6,719
Stripping ratio - ratio - 5.39 2.98 22.75 5.84
Recovered grade - oz/ton - 0.049 0.056 0.187 0.054
- g/tonne - 1.67 1.93 6.42 1.84
Gold produced - oz (000) - 314 40 43 397
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,175 - 16,095 18,269
Placed - 000 tonnes - 246 - 5,191 5,437
Stripping ratio - ratio - 16.73 - 2.28 2.63
Recovered grade - oz/ton - 0.023 - 0.011 0.012
- g/tonne - 0.79 - 0.39 0.41
Gold placed - oz (000) - 6 - 65 71
Gold produced - oz (000) - 7 - 74 81
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.38 11.03 43.01 18.81 8.27
TOTAL
OPERATING RESULTS
QUARTER ENDED MARCH 2012
Subsidiaries' gold produced - oz (000) 306 328 68 225 927
Joint ventures' gold produced - oz (000) - 54 - - 54
Attributable gold produced - oz (000) 306 382 68 225 981
Minority gold produced - oz (000) - 10 - 20 30
Subsidiaries' gold sold - oz (000) 306 367 68 237 978
Joint ventures' gold sold - oz (000) - 51 - - 51
Attributable gold sold - oz (000) 306 418 68 237 1,029
Minority gold sold - oz (000) - 11 - 22 33
Spot price - $/oz 1,691 1,691 1,691 1,691 1,691
Price received - $/oz sold 1,712 1,686 1,691 1,678 1,692
Total cash costs - $/oz produced 849 745 1,290 523 764
Total production costs - $/oz produced 1,113 932 1,412 737 978
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 524 723 115 432 - 1,793 (88) 1,706
Cash costs (278) (295) (88) (186) 6 (842) 53 (789)
By-products revenue 18 2 - 41 - 61 - 61
Total cash costs (260) (294) (88) (145) 6 (781) 53 (728)
Retrenchment costs (2) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (7) - (1) - (10) - (9)
Amortisation of assets (77) (66) (8) (50) (2) (203) 2 (201)
Total production costs (340) (366) (96) (197) 3 (997) 56 (941)
Inventory change (2) (22) (2) 1 - (24) (3) (27)
Cost of sales (342) (388) (98) (196) 3 (1,020) 53 (968)
Adjusted gross profit (loss)
182
335
17
236
3
773
(34)
738
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
182
335
17
236
3
773
(34)
738
Corporate and other costs (3) (3) - (8) (61) (76) - (74)
Exploration and evaluation costs (1) (23) (18) (25) (10) (76) 1 (76)
Intercompany transactions - (17) (3) - 21 - - -
Special items - 6 14 - (3) 17 - 17
Operating profit (loss)
179
297
10
202
(50)
638
(34)
605
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) 1 (1) 87 85 - 85
Exchange gain (loss) - 2 - (2) (2) (2) 1 (2)
Share of equity accounted investments profit - - - (4) 4 - 21 21
Profit (loss) before taxation 177 298 11 195 39 721 (11) 709
Taxation 90 (142) (5) (70) 2 (125) 11 (113)
Profit (loss) for the period
267
157
7
125
41
596
-
596
Equity shareholders 267 152 7 114 40 581 - 581
Non-controlling interests - 5 - 10 - 14 - 15
Operating profit (loss) 179 297 10 202 (50) 638 (34) 605
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Intercompany transactions - 17 3 - (21) - - -
Special items 1 (10) - - 1 (7) - (7)
Sh f i t ' EBIT (4) (1) (4) 34 29 Share of associates' EBIT - - - (4) (1) (4) 34 29
EBIT
180
305
13
199
(71)
627
-
627
Amortisation of assets 77 66 8 50 2 203 (2) 201
Share of associates' amortisation - - - - - - 2 2
EBITDA
257
371
22
249
(69)
830
-
830
Profit (loss) attributable to equity shareholders 267 152 7 114 40 581 - 581
Special items 1 (10) - - 1 (7) - (7)
Share of associates' special items - - - - (5) (5) - (5)
Taxation on items above - - - - - - - -
Headline earnings (loss)
268
142
7
114
37
569
-
569
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (43) (43) - (43)
Fair value adjustment on mandatory
convertible bonds
- - - - (79) (79) - (79)
Adjusted headline earnings (loss)
268
142
7
114
(85)
447
-
447
Ore reserve development capital 58 12 5 15 - 90 - 90
Stay-in-business capital 19 104 4 16 3 146 (2) 144
Project capital 28 47 33 53 - 162 (32) 130
Total capital expenditure
106
163
42
84
3
398
(35)
364
Capitalised leased assets (1)
Expenditures on intangible assets (7)
Capital expenditure per statement of cash flows
356
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
754 - - - 754
Mined - 000 tonnes 4,838 1,622 1,459 2,510 10,429
Milled / Treated - 000 tonnes 4,317 1,799 1,444 2,796 10,356
Recovered grade - oz/ton 0.219 0.140 0.076 0.160 0.169
- g/tonne 7.50 4.79 2.60 5.48 5.80
Gold produced - oz (000) 1,041 277 121 492 1,931
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 17,962 326 - - 18,288
Recovered grade - oz/ton 0.009 0.009 - - 0.009
- g/tonne 0.30 0.31 - - 0.30
Gold produced - oz (000) 172 3 - - 175
OPEN-PIT OPERATION
Volume mined - 000 bcm - 56,937 4,559 - 61,496
Mined - 000 tonnes - 135,177 11,403 24,208 170,789
Treated - 000 tonnes - 24,541 1,914 973 27,429
Stripping ratio - ratio - 4.49 8.35 21.12 5.34
Recovered grade - oz/ton - 0.045 0.065 0.165 0.050
- g/tonne - 1.54 2.22 5.66 1.73
Gold produced - oz (000) - 1,212 137 177 1,526
HEAP LEACH OPERATION
Mined - 000 tonnes - 8,277 - 63,248 71,524
Placed - 000 tonnes - 1,090 - 21,951 23,040
Stripping ratio - ratio - 11.96 - 2.02 2.31
Recovered grade - oz/ton - 0.031 - 0.012 0.013
- g/tonne - 1.06 - 0.42 0.45
Gold placed - oz (000) - 37 - 293 330
Gold produced - oz (000) - 29 - 283 312
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.19 10.97 43.46 17.47 8.07
TOTAL
OPERATING RESULTS
YEAR ENDED DECEMBER 2012
Subsidiaries' gold produced - oz (000) 1,212 1,311 258 953 3,734
Joint ventures' gold produced - oz (000) - 210 - - 210
Attributable gold produced - oz (000) 1,212 1,521 258 953 3,944
Minority gold produced - oz (000) - 44 - 49 92
Subsidiaries' gold sold - oz (000) 1,214 1,316 257 955 3,742
Joint ventures' gold sold - oz (000) - 211 - - 211
Attributable gold sold - oz (000) 1,214 1,527 257 955 3,953
Minority gold sold - oz (000) - 41 - 51 92
Spot price - $/oz 1,668 1,668 1,668 1,668 1,668
Price received - $/oz sold 1,665 1,664 1,663 1,664 1,664
Total cash costs - $/oz produced 873 830 1,211 669 829
Total production costs - $/oz produced 1,095 1,060 1,358 907 1,054
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 2,013 2,609 426 1,656 - 6,704 (351) 6,353
Cash costs (1,152) (1,309) (313) (848) 50 (3,572) 231 (3,340)
By-products revenue 94 6 1 106 1 207 (1) 206
Total cash costs (1,058) (1,303) (312) (742) 51 (3,364) 230 (3,134)
Retrenchment costs (6) (1) - (4) - (10) - (10)
Rehabilitation and other non-cash costs 38 (71) (2) (31) - (65) (1) (67)
Amortisation of assets (302) (285) (36) (213) (10) (845) 10 (835)
Total production costs (1,328) (1,659) (350) (989) 41 (4,285) 239 (4,046)
Inventory change 2 9 2 69 - 82 1 82
Cost of sales (1,326) (1,650) (348) (920) 41 (4,203) 240 (3,964)
Adjusted gross profit (loss)
687
959
78
736
41
2,500
(111)
2,389
Unrealised non-hedge derivatives and other
commodity contracts
(36) - - - - (35) - (35)
Gross profit (loss)
651
959
78
736
41
2,465
(111)
2,354
Corporate and other costs (9) (12) (1) (41) (275) (338) (1) (338)
Exploration and evaluation costs (11) (123) (85) (149) (33) (401) 5 (395)
Intercompany transactions - (82) (12) (2) 97 - - -
Special items (53) (356) 15 (17) 13 (398) (4) (402)
Operating profit (loss)
579
386
(5)
527
(157)
1,329
(110)
1,219
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(8) (7) - 2 79 66 (2) 64
Exchange gain (loss) - (3) 1 (5) 12 5 3 8
Share of equity accounted investments
profit (loss)
- (2) - (44) (63) (109) 79 (30)
Profit (loss) before taxation 571 373 (4) 480 (129) 1,291 (30) 1,261
Taxation 26 (227) - (160) (15) (376) 30 (346)
Profit (loss) for the period
597
146
(3)
320
(144)
915
-
915
Equity shareholders 597 164 (3) 300 (160) 897 - 897
Non-controlling interests - (18) - 20 16 18 - 18
Operating profit (loss) 579 386 (5) 527 (157) 1,329 (110) 1,219
Unrealised non-hedge derivatives and other
commodity contracts
36 - - - - 35 - 35
Intercompany transactions - 82 12 2 (97) - - -
Special items 59 316 3 2 (17) 362 363 Special items 59 316 3 2 (17) 362 - 363
Share of associates' EBIT - - - (44) (9) (53) 110 57
EBIT
673
784
10
487
(280)
1,674
-
1,674
Amortisation of assets 302 285 36 213 10 845 (10) 835
Share of associates' amortisation - - - - - - 10 10
EBITDA
974
1,069
46
700
(271)
2,519
-
2,519
Profit (loss) attributable to equity shareholders 597 164 (3) 300 (160) 897 - 897
Special items 59 316 3 2 (17) 362 - 362
Share of associates' special items - 2 - - 54 56 - 56
Taxation on items above (16) (90) (1) - - (107) - (107)
Headline earnings (loss)
640
392
(1)
302
(123)
1,208
-
1,208
Unrealised non-hedge derivatives and
other commodity contracts
36 - - - - 35 - 35
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(10) - - - - (10) - (10)
Fair value adjustment on option component
of convertible bond
- - - - (83) (83) - (83)
Fair value adjustment on mandatory
convertible bond
- - - - (162) (162) - (162)
Adjusted headline earnings (loss)
665
392
(1)
301
(369)
988
-
988
Ore reserve development capital 233 45 14 76 - 369 - 369
Stay-in-business capital 176 449 39 166 36 867 (8) 859
Project capital 173 430 315 167 - 1,086 (295) 791
Total capital expenditure
583
925
369
409
36
2,322
(303)
2,019
Capitalised leased assets (15)
Expenditures on intangible assets (79)
Capital expenditure per statement of cash flows
1,925
Rounding of figures may result in computational discrepancies.

Administrative  information
A
NGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: (Shares)
AGD
LES : (Dis) AGD
NYSE: AU
ASX: AGG
GhSE (Shares):
AGA
GhSE (GhDS): AAD
JSE Sponsor: UBS (South Africa) (Pty) Ltd
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
AM O’Neill ~ (Executive Director:Business and
Technical Development)
S Venkatakrishnan* § (Chief Executive Officer /
Chief Financial Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
R J Ruston~
* British
#
American
~ Australian
^
South African
+ Ghanaian
§
Indian

Officers
Group General Counsel and Company
Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com

United Kingdom
Michael Bedford
Telephone: +44 (0) 1225 93 8483
Mobile: +44 (0) 779 497 7881
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Computershare Investor Services (Jersey)
Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0)870 702 0000
Fax: +44 (0) 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com\shareowner
Global BuyDIRECT SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLOGOLD
ASHANTI
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 13, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary